EXHIBIT 99.1

Eupraxia Pharmaceuticals Announces Voting Results from Annual General and Special Meeting of Shareholders

Victoria, B.C. - June 6, 2024 - Eupraxia Pharmaceuticals Inc. (“Eupraxia” or the “Company”) (TSX: EPRX) (NASDAQ: EPRX), a clinical-stage biotechnology company leveraging its proprietary DiffuSphere™ technology to optimize drug delivery for applications with significant unmet need, is pleased to announce the results from its Annual General and Special Meeting of Shareholders (the “Meeting”) held on June 6, 2024.

Pursuant to a resolution passed by ballot vote, all of the six nominees proposed by management for election to the Company’s board of directors (the “Board”) at the Meeting and listed in the Company’s Management Information Circular dated May 1, 2024, were elected. The directors will remain in office until the next annual meeting of shareholders, or until their successors are elected or appointed.

The results of the vote on the election of the Board are as follows:

Board of Directors	Votes in Favour		Votes Withheld
	Number of Votes	Percentage (%)	Number of Votes	Percentage (%)
James A. Helliwell	12,566,498	99.880	15,100	0.120
Simon Pimstone	11,691,796	92.928	889,802	7.072
Richard M. Glickman	12,521,398	99.522	60,200	0.478
Paul Geyer	12,565,748	99.874	15,850	0.126
John Montalbano	12,566,498	99.880	15,100	0.120
Michael Wilmink	12,566,498	99.880	15,100	0.120

The other items of business at the Meeting were to (i) appoint KPMG LLP as the auditor of the Company for the ensuing year and to authorize the Board to fix the remuneration of the auditors; (ii) approve unallocated entitlements under the Company’s amended and restated stock option plan; and (iii) amend the Articles of the Company to provide that the Company may, by a resolution of the Board, consolidate or subdivide all or any of the Company’s shares. All such items of business were passed by the shareholders at the Meeting.

About Eupraxia Pharmaceuticals Inc.

Eupraxia is a clinical-stage biotechnology company focused on the development of locally delivered, extended-release products that have the potential to address therapeutic areas with high unmet medical need. The Company strives to provide improved patient benefit and has developed technology designed to deliver targeted, long-lasting activity with fewer side effects. DiffuSphere™, a proprietary, polymer-based micro-sphere technology, is designed to facilitate targeted drug delivery, with extended duration of effect, and offers multiple, highly tuneable pharmacokinetic (PK) profiles. This investigational technology can be engineered for use with multiple active pharmaceutical ingredients and delivery methods.

Eupraxia recently completed a Phase 2b clinical trial (SPRINGBOARD) of EP-104IAR for the treatment of pain due to osteoarthritis of the knee. The trial met its primary endpoint and three of the four secondary endpoints. Eupraxia has expanded the EP-104 platform into gastrointestinal disease with the Phase 1b/2a RESOLVE trial for treating EoE. Eupraxia is also developing a pipeline of later- and earlier-stage long-acting formulations. Potential pipeline indications include candidates for other inflammatory joint indications and oncology, each designed to improve on the activity and tolerability of currently approved drugs. For further details about Eupraxia, please visit the Company's website at: www.eupraxiapharma.com.

Notice Regarding Forward-looking Statements and Information

This news release includes forward-looking statements and forward-looking information within the meaning of applicable securities laws. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", “suggests”, "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes", "potential" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward looking statements in this news release include statements regarding the Company's product candidates, including expected benefits to patients; the results gathered from studies and trials of Eupraxia's product candidates; the potential for the Company's technology to impact the drug delivery process; potential market opportunity for the Company’s products, and potential pipeline indications. Such statements and information are based on the current expectations of Eupraxia's management, and are based on assumptions, including but not limited to: future research and development plans for the Company proceeding substantially as currently envisioned; industry growth trends, including with respect to projected and actual industry sales; the Company's ability to obtain positive results from the Company's research and development activities, including clinical trials; and the Company's ability to protect patents and proprietary rights. Although Eupraxia's management believes that the assumptions underlying these statements and information are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Eupraxia, including, but not limited to: risks and uncertainties related to the Company's limited operating history; the Company's novel technology with uncertain market acceptance; if the Company breaches any of the agreements under which it licenses rights to its product candidates or technology from third parties, the Company could lose license rights that are important to its business; the Company's current license agreement may not provide an adequate remedy for its breach by the licensor; the Company's technology may not be successful for its intended use; the Company's future technology will require regulatory approval, which is costly and the Company may not be able to obtain it; the Company may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications; the Company's clinical trials may fail to demonstrate adequately the safety and efficacy of our product candidates at any stage of clinical development; the Company may be required to suspend or discontinue clinical trials due to side effects or other safety risks; the Company completely relies on third parties to provide supplies and inputs required for its products and services; the Company relies on external contract research organizations to provide clinical and non-clinical research services; the Company may not be able to successfully execute its business strategy; the Company will require additional financing, which may not be available; any therapeutics the Company develops will be subject to extensive, lengthy and uncertain regulatory requirements, which could adversely affect the Company's ability to obtain regulatory approval in a timely manner, or at all; the impact of health pandemics or epidemics on the Company's operations; the Company's restatement of its consolidated financial statements, which may lead to additional risks and uncertainties, including loss of investor confidence and negative impacts on the Company's common share price; and other risks and uncertainties described in more detail in Eupraxia's public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Eupraxia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Eupraxia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Danielle Egan, Eupraxia Pharmaceuticals Inc.
778.401.3302

degan@eupraxiapharma.com

or

Adam Peeler, on behalf of:

Eupraxia Pharmaceuticals Inc.

416.427.1235

adam.peeler@loderockadvisors.com

SOURCE Eupraxia Pharmaceuticals Inc.

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